SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2011

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Savings Plan

Financial Statements

As of December 31, 2011 and 2010
and For the Years Ended December 31, 2011 and 2010

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at Year-End)	10

Schedule H, Line 4j – Schedule of Reportable Transactions	11

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Report of Independent Registered Public Accounting Firm

Trustees and Participants
Community Trust Bancorp, Inc. Savings Plan
Pikeville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Community Trust Bancorp, Inc. Savings Plan (Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/BKD, LLP

Louisville, Kentucky
June 27, 2012
Federal Employer Identification Number:  44-0160260

Community Trust Bancorp, Inc.
Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Cash	$865	$104,347

Investments at fair value:
Community Trust Bancorp, Inc. common stock	15,632,641	14,709,711
Mutual funds	22,074,195	21,888,074
Money market funds	4,019,795	3,800,004
Total investments	41,726,631	40,397,789

Receivables:
Employer’s contributions	29,722	0
Participants’ contributions	70,083	0
Accrued interest and dividends receivable	177,727	168,905
Total receivables	277,532	168,905

Net assets available for benefits	$42,005,028	$40,671,041

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

Additions:	2011	2010
Contributions:
Participant contributions	$2,291,197	$2,152,825
Employer contributions	955,819	900,851
Participant rollovers and transfers	373,579	0
Total contributions, rollovers, and transfers	3,620,595	3,053,676

Investment income:
Net appreciation (depreciation) in fair value of investments	(41,172)	4,591,058
Interest and dividends	1,081,763	1,001,562
Total investment gain	1,040,591	5,592,620

Deductions:
Benefits paid to participants	(3,327,199)	(3,256,646)

Increase in net assets	1,333,987	5,389,650

Net assets available for benefits:
Beginning of year	40,671,041	35,281,391

End of year	$42,005,028	$40,671,041

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Notes to Financial Statements

As of December 31, 2011 and 2010
and For the Years Ended December 31, 2011 and 2010

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary 401(k) Plan Description for more complete information, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  All amounts contributed to the Plan are held by the trustee, CTIC.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours service.

Contributions

A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions.  For 2011 and 2010, the maximum amount of voluntary contributions was $16,500. Participants over the age of 50 may also make a catch-up contribution of $5,500 to the Plan.  During 2011 and 2010, CTBI made matching contributions per payroll period equal to 50% of the first 8% of each participant’s deferred compensation contributions, not to exceed 4% of such participant’s compensation.

Participant Accounts

Each participant’s account is credited with employer discretionary contributions, employee deferred compensation contributions, and the related employer matching contribution.  Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions.

Participant Investment Account Options

The Plan provides for the establishment of a variety of investment funds and a CTBI company stock fund.  These investment funds are participant directed. Participants may transfer account balances between funds, subject to certain limitations.  CTBI has the sole discretion to determine or change the number and nature of investment funds.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed at least 1,000 hours or more of vesting service for three plan years.  Otherwise, the participant is entitled to the full value of his deferral account less the value of the employer contributions.  Forfeited employer contributions are allocated to the accounts of participants based on compensation.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash or CTBI common stock made in equal annual installments over a period of 5 years.

Forfeited Accounts

At December 31, 2011 and 2010, forfeited non-vested accounts totaled $7,339 and $7,347, respectively. These accounts will be used to reallocate to participants in the same manner as employer contributions.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period.  Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the dates of the financial statements.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan Document.

Payment of Benefits

Distributions to participants are recorded to the Plan when payments are made.

3.  Investments

The fair values of individual investments that represent 5 percent or more of the Plan’s net assets are as follows as of December 31, 2011 and 2010:

	2011	2010
CTBI common stock; 531,361 (2011) and 507,932 (2010) shares	$15,632,641	$14,709,711

Goldman Sachs FS Gov’t MM FD #465; 4,019,759 (2011) and 3,799,970 (2010) shares	4,019,759	3,799,970

Vanguard Totl Bd Mkt ; 447,008 (2011) and 443,333 (2010) units	4,917,093	4,699,326

Vanguard 500 Index Fund; 84,039 (2011) and 69,173 (2010) units	$8,038,371	$8,011,585

During 2011 and 2010 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($41,172) and $4,591,058 as follows:

	2011	2010
CTBI common stock	$250,793	$2,357,893
Mutual funds	(291,965)	2,233,165
Net appreciation (depreciation) in fair value of investments	($41,172)	$4,591,058

4.  Federal Income Tax Status

The Internal Revenue Service ruled on July 17, 2002 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax-exempt qualification.  The Plan has been amended since receiving the initial Internal Revenue Service ruling. The most recent document was submitted and the IRS issued a favorable determination letter dated September 1, 2010.  Accordingly, no provision for income taxes has been included in the Plan's financial statements. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examination by tax authorities for years before 2008.

5.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

6.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  All amounts contributed to the Plan are held by the trustee, CTIC.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2011	2010
CTBI common stock	$15,632,641	$14,709,711

7.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts allocated to these participants were $235,248 and $123,692 at December 31, 2011 and 2010, respectively.

8. Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, ASC Topic 820 specifies a fair value hierarchy that prioritizes the information used to develop those assumptions.  The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, quoted prices in inactive markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Following are descriptions of the valuations methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include Community Trust Bancorp, Inc. common stock, mutual funds, and money market funds.

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the ASC Topic 820, fair value hierarchy in which the fair value measurements fall at December 31, 2011 and December 31, 2010:

		Fair Value Measurements as of December 31, 2011 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$15,632,641	$15,632,641	$0	$0
Fixed income bonds	5,813,779	5,813,779	0	0
Equity – Small Cap	1,041,074	1,041,074	0	0
Equity – Mid Cap	2,800,367	2,800,367	0	0
Equity – Large Cap	10,703,597	10,703,597	0	0
Equity – International	1,715,378	1,715,378	0	0
Money market funds	4,019,795	4,019,795	0	0
	$41,726,631	$41,726,631	$0	$0

		Fair Value Measurements as of December 31, 2010 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$14,709,711	$14,709,711	$0	$0
Fixed income bonds	5,498,581	5,498,581	0	0
Equity – Small Cap	1,053,611	1,053,611	0	0
Equity – Mid Cap	3,092,669	3,092,669	0	0
Equity – Large Cap	10,277,489	10,277,489	0	0
Equity – International	1,965,723	1,965,723	0	0
Money market funds	3,800,005	3,800,005	0	0
	$40,397,789	$40,397,789	$0	$0

For the years ended December 31, 2011 and 2010, realized and unrealized gains and losses included in net increase in net assets available for benefits for the period from January 1, 2010, through December 31, 2011, are reported in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.

9.  Significant Estimates and Concentrations

Current Economic Conditions

The current economic situation continues to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

                                                                       SUPPLEMENTAL SCHEDULES

Community Trust Bancorp, Inc.
Savings Plan

Form 5500, Schedule H, Part IV, Line 4i
EIN 61-0979818, Plan #006
Schedule of Assets (Held at Year-End)
                                                                                            December 31, 2011

Identity of Issuer (a)(b)	Description of Investment (c)	Cost (d)	Current Value (e)

Mutual Funds
Diamond Hill Small Cap Fund	Equity Mutual Fund, 26,246 units	**	$610,752

Goldman Sachs Growth Opportunities	Equity Mutual Fund, 45,275 units	**	999,665

Goldman Sachs M/C Value-Inst #864	Equity Mutual Fund, 53,640 units	**	1,800,702

Harbor International Fund #11	Equity Mutual Fund, 32,705 units	**	1,715,378

Vanguard Small Cap Growth Index Fund	Equity Bond Fund, 20,024 units	**	430,322

Vanguard Index Trust Growth #9	Equity Bond Fund, 21,373 units	**	679,458

Vanguard Windsor II Fund –Inv	Equity Bond Fund, 77,027 units	**	1,985,768

Vanguard 500 Index Fund	Equity Bond Fund, 84,039 units	**	8,038,371
			16,260,416
Fixed Mutual Funds

Vanguard Short Term Bond Index	Fixed Bond Fund, 84,513 units	**	896,686

Vanguard Total Bond Market	Fixed Bond Fund, 447,008 units	**	4,917,093
			5,813,779
Money Market Funds
Goldman Sachs FS Gov’t MM FD #465	Money Market Fund, 4,019,759 shares	**	4,019,759

SEI Daily Income Gov’t Fund #36	Money Market Fund, 36 shares	**	36
			4,019,795
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 531,361 shares	**	15,632,641

Total investments			$41,726,631

*		Indicates a party-in-interest to the Plan.

**		Cost information is not required for participant-directed investments and, therefore, is not included.

Community Trust Bancorp, Inc.
Savings Plan

Form 5500, Schedule H, Part IV, Line 4j
EIN 61-0979818, Plan #006
Schedule of Reportable Transactions

For the Year Ended December 31, 2011

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Number of Transactions	Cost of Asset	Realized Gain (Loss)

Series of transactions in excess of 5%

Community Trust Bancorp, Inc. common stock		$654,614	31	$697,041	($42,427)

Community Trust Bancorp, Inc. common stock	$1,870,496		47	$1,870,496

Single transactions in excess of 5%

Vanguard	$16,373,672	$16,310,527	$63,144

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.

Date: June 27, 2012	By:	/s/ Jean R. Hale
Jean R. Hale
Chairman, President and Chief Executive Officer

By:	/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President and Treasurer
(Principal Financial Officer)

By:	/s/ Howard W. Blackburn, Jr.
Howard W. Blackburn, Jr.
Senior Vice President/Director of Human Resources